Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 21, 2021
Relating to Preliminary Prospectus Supplement dated October 21, 2021 and
Prospectus dated June 24, 2021
Registration No. 333-255573

OFS CAPITAL CORPORATION

$50,000,000
4.95% Notes due 2028

PRICING TERM SHEET
October 21, 2021

The following sets forth the final terms of the 4.95% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated October 21, 2021, together with the accompanying prospectus dated June 24, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	OFS Capital Corporation (the “Company”)

Security	4.95% Notes due 2028
Rating*	BBB (Egan-Jones)

Initial Aggregate Principal Amount Offered	$50,000,000

Over-Allotment Option	$5,000,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Initial Public Offering Price	100% of aggregate principal amount ($25 per Note)

Principal Payable at Maturity	100% of the aggregate principal amount

Type of Note	Fixed-rate note

Listing	The Company intends to list the Notes on The Nasdaq Global Select Market within 30 days of the original issue date under the trading symbol “OFSSH”.

Maturity	October 31, 2028

Interest Rate	4.95% per year

Underwriting Discount	3.125% (or $1,562,500 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses	96.875% (or $48,437,500 total assuming the over-allotment option is not exercised)

Day Count Basis	360-day year of twelve 30-day months

Trade Date	October 22, 2021

Settlement Date**	October 28, 2021 (T+4)

Date Interest Starts Accruing	October 28, 2021

Interest Payment Dates
January 31, April 30, July 31, and October 31, commencing January 31, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods
The initial interest period will be the period from and including October 28, 2021, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency	U.S. Dollars

Use of Proceeds	To fully or partially pay down, retire, or redeem certain of the Company’s outstanding indebtedness, which may include the Company’s 6.25% Notes due 2023, 5.95% Notes due 2026 and/or borrowings under the Company’s secured revolving credit facility with BNP Paribas.

Business Day	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York or another place of payment are authorized or obligated by law or executive order to close.

Optional Redemption	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after October 31, 2023 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

Denomination	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.
CUSIP	67103B 704
ISIN	US67103B7047
Joint Lead Book-Running Managers	Ladenburg Thalmann & Co. Inc. Goldman Sachs & Co. LLC

Joint Book-Running Managers	B. Riley Securities, Inc. Oppenheimer & Co. Inc.

Trustee, Paying Agent, and Security Registrar	U.S. Bank National Association

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in this pricing term sheet, the Preliminary Prospectus and the pricing press release is not complete and may be changed. This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying prospectus if you request it from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, email: Prospectus-ny@ny.email.gs.com, tel: 1-866-471-2526 or Ladenburg Thalmann & Co. Inc., 640 Fifth Avenue, 4th Floor, New York, New York 10019, or: 1-800-573-2541, or: prospectus@ladenburg.com.